UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of September 2010

Commission File Number:  001-32199

SHIP FINANCE INTERNATIONAL LIMITED
(Translation of registrant's name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K is a copy of Ship Finance International Limited's (the "Company") slides from the Company's presentation of its Preliminary Second Quarter 2010 Results, held on August 26, 2010.

Statements made in the slides which are not historical are forward-looking statements that reflect management's current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical fact. Such statements are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. See "Forward Looking Statements" in the slides.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED

	By:	/s/ Ole B. Hjertaker
Date: September 7, 2010	Name:	Ole B. Hjertaker
	Title:	Chief Executive Officer
Ship Finance Management AS

SK 23153 0001 1129261

Exhibit 99.1

Ship Finance International Limited

Ship Finance International Limited
2Q 2010 results

August 26, 2010

Ship Finance International LIMITED

FORWARD LOOKING STATEMENTS

This presentation contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which we operate, changes in demand resulting from changes in OPEC's petroleum production levels and world wide oil consumption and storage, developments regarding the technologies relating to oil exploration, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, increased inspection procedures and more restrictive import and export controls, changes in our operating expenses, including bunker prices, drydocking and insurance costs, performance of our charterers and other counterparties with whom we deal, timely delivery of vessels under construction within the contracted price, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

2

Ship Finance International LIMITED

2Q 2010 highlights

- **Declared an increased quarterly dividend of $0.35 per share**
  - Second dividend increase in 2010
  - 8.1% dividend yield(1)

- **Reported 2Q 2010 net income of $43.6m ($0.55/share)**
  - Including a minor loss on sale of asset and a minor negative mark-to-market of derivatives.
  - Gross fixed charter hire of $195.7m ($2.47/share) in the quarter including associated companies

- **$11.4m ($0.14/share) profit share accumulated in 2Q 2010**
  - $22.7m ($0.29/share) accumulated profit share in 1H 2010
  - More than $500m aggregate profit share since 2004

(1) Announced quarterly cash dividend, annualized / SFL share price $17.35 (August 25, 2010)

3

Ship Finance International LIMITED

2Q 2010 highlights

- **We have agreed to acquire three 57,000dwt Supramax bulk vessels**
  - Total acquisition price of $100.7m
  - Chinese built, one in 2009, one 4Q 2010 and one 1Q 2011
  - Payment terms with 20% deposit on signing, and 80% on delivery

- **Long-term TCs already in place for the Supramaxes**
  - Investment-grade Asia-based logistics company with a market cap of approx. $5 billion
  - Average 9-year time charters
  - Approximately $17,000 per vessel per day

- **Continued reduction in single-hull exposure**
  - In April 2010, the VLCC *Golden River* was sold with a net sales price of approx. $12.6m
  - The hire/purchase arrangement on the VLCC Front Sabang is expected to be terminated in September 2010
  - Only 4 single-hull vessels and one vessel with double sides remaining

4

Substantial charter backlog

- Nominal values[1] as per June 30, 2010 including subsequent acquisitions
- Excluding any profit sharing
- Virtually no exposure to escalating operating expenses

Total charter payments	$6.8 bn ($86/share)
Net cash flow from charters[2]	$5.9 bn ($75/share)
Average term of charters[3]	12.1 years

(1) Assuming certain call options are not exercised. Including 3 x 57,000dwt bulkers announces subsequent to quarter-end.
(2) Cash flow net of estimated vessel operating expenses.
(3) Weighted by charter revenue.

5

SFL operational performance

- **Pro-forma illustration of cash flow (1)**
  - Not as accounted for under US GAAP
  - Used as an internal guideline to assess the Company's performance
  - Excluding extraordinary and non-cash items

	2Q 2010		1Q 2010	
	$ mill.	$/share(2)	$ mill.	$/share(2)
Fixed charter hire				
VLCC	49.7	0.63	53.4	0.68
Suezmax	14.2	0.18	12.9	0.16
Chemical Tankers	1.4	0.02	1.4	0.02
Container	10.6	0.13	10.7	0.14
Dry bulk incl. OBOs	15.6	0.20	15.6	0.20
Offshore	104.2	1.32	102.7	1.30
Sum fixed charter hire	**195.7**	**2.47**	**196.7**	**2.49**
Vessel operation expenses and G&A	(22.4)	(0.28)	(23.6)	(0.30)
EBITDA(3) excluding profit share	**173.4**	**2.19**	**173.1**	**2.20**
Accumulated profit share	11.4	0.14	11.3	0.14
EBITDA including accumulated profit share	**184.8**	**2.34**	**184.4**	**2.34**

(1) Including cash flow in three subsidiaries accounted for as 'investment in associate'
(2) Per share numbers are based on the weighted average outstanding numbers of shares in the respective quarter
(3) On this slide 'EBITDA' is defined as gross charter hire received less Vessel operation expenses and General & Administrative expenses

6

2Q-10 contribution from projects[1]

- **Large performing fleet and significant cash-flow in 2Q 2010**
  - $2.34/share EBITDA-equivalent
  - $0.51/share net cash-flow from projects after interest and debt amortization

$2,47
$0,14
($0,28)
($0,50)
($1,32)
$0,51
$0,35
Fixed-rate charter revenues
Profit share
OPEX + G&A
Net interest
Loan Inst.(2)
Net contribution
Dividend

(1) Not as accounted per US GAAP - used as an internal guideline to assess the Company's core business. Including pre-paid charter hire attributable to the quarter.
(2) Ordinary installments relating to the Company's projects, including normalized amortization on the $725m loan facility.

7

Ship Finance International LIMITED

Profit & Loss

INCOME STATEMENT *(in thousands of $ except per share data)*	Three months ended Jun, 30 2010	Jun, 30 2009	Six months ended Jun, 30 2010	Jun, 30 2009	Full year 2009 *(audited)*
Charter revenues - operating lease	17,288	17,947	35,247	36,568	71,881
Charter revenues - finance lease	88,601	108,428	219,279	217,838	450,707
Revenues classified as Repayment of investment in finance leases	(36,565)	(46,201)	(113,901)	(92,017)	(210,386)
Profit share income	11,430	8,015	22,745	22,502	33,018
Total operating revenues	**80,754**	**88,189**	**163,370**	**184,891**	**345,220**
Gain / (loss) on sale of assets	**(121)**	**-**	**27,688**	**-**	**24,721**
Vessel operating expenses	(19,781)	(23,438)	(40,818)	(47,084)	(91,494)
Administrative expenses	(2,634)	(2,358)	(5,247)	(5,118)	(12,191)
Depreciation	(8,143)	(7,533)	(16,040)	(14,983)	(30,236)
Vessel impairment adjustments	-	(26,756)	-	(26,756)	(26,756)
Total operating expenses	**(30,558)**	**(60,085)**	**(62,105)**	**(93,941)**	**(160,677)**
Operating income	**50,075**	**28,104**	**128,953**	**90,950**	**209,264**
Results in associate[(1)]	**17,958**	**18,889**	**36,240**	**39,379**	**75,629**
Interest income	213	63	400	149	240
Interest expense	(24,168)	(29,361)	(51,226)	(61,834)	(117,075)
Other financial items	(249)	(292)	(761)	(1,247)	(1,625)
Impairment adjustment to investment	-	(7,110)	-	(7,110)	(7,110)
Mark to Market of Derivatives	(265)	20,648	(13,089)	13,310	12,675
Gain on re-purchase of Company Bonds	47	22,601	47	22,601	20,600
Taxes	-	-	-	-	-
Net income	**43,611**	**53,542**	**100,564**	**96,198**	**192,598**
Basic earnings per share ($)	**0.55**	**0.72**	**1.27**	**1.30**	**2.59**
Weighted average number of shares	**79,125,000**	**74,080,171**	**78,986,226**	**73,812,828**	**74,399,126**
Common shares outstanding	**79,125,000**	**76,239,001**	**79,125,000**	**76,239,001**	**78,194,699**

Part of charter hire from assets classified as finance leases. Not included in 'total operating revenues', but included in the cash flow statement

Net income from subsidiaries accounted for as 'investment in associate'

(1) Three of our subsidiaries, owning four of our units are accounted for as 'Investment in associate', and only the net income from these subsidiaries is therefore included in our consolidated Income Statement.

8

Ship Finance International LIMITED

Balance Sheet

BALANCE SHEET *(in thousands of $)*	Jun, 30 2010	Jun, 30 2009	Dec 31, 2009 (audited)
ASSETS			
Short term			
Cash and cash equivalents	54,585	61,367	84,186
Restricted cash	4,101	813	4,101
Amount due from related parties	34,690	21,758	33,861
Other current assets	134,526	167,269	143,109
Long term			
Newbuildings	71,114	88,822	71,047
Vessels and equipment, net	585,834	571,836	556,607
Investment in finance leases	1,552,978	1,816,223	1,653,826
Investment in associate(1)	429,385	452,835	444,435
Deferred charges	15,812	12,698	7,927
Other long-term assets	2,965	1,841	2,329
Total assets	**2,885,990**	**3,195,462**	**3,001,428**
LIABILITIES AND STOCKHOLDERS' EQUITY			
Short term			
Short term and current portion of long term interest bearing debt	228,465	394,482	292,541
Other current liabilities	11,729	26,039	26,920
Amount due to related parties	33,111	45,413	422
Long term			
Long term interest bearing debt	1,724,913	1,960,697	1,843,409
Other long term liabilities	94,232	96,704	88,808
Stockholders' equity(2)	793,540	672,127	749,328
Total liabilities and stockholders' equity	**2,885,990**	**3,195,462**	**3,001,428**

'Stockholder's equity' in subsidiaries accounted for as 'investment in associate'(3)

(1) Three of our subsidiaries, owning four of our units, are accounted for as 'Investment in associate'.
(2) As of June 30, 2010 'Stockholders' equity' excludes $191.0 million of deferred equity which is being recognized over time.
(3) The sum of 'Stockholder's equity' in each subsidiaries may not fully reconcile to this number due to current items arising from day-to-day operations between SFL and the subsidiaries. These amounts are included in either 'Due from related parties' or 'Amounts due to related parties'.

9

Cash flow Statement

STATEMENT OF CASHFLOWS (in thousands of $)	Three months ended Jun, 30 2010	Three months ended Jun, 30 2009	Six months ended Jun, 30 2010	Six months ended Jun, 30 2009	Full year 2009 (audited)
OPERATING ACTIVITIES					
Net income	43,611	53,542	100,564	96,198	192,598
Adjustments to reconcile net income to net cash provided by operating activities:					
Depreciation and amortisation	8,478	7,985	17,581	15,957	32,860
Asset impairment adjustments	-	33,866	-	33,866	33,866
Adjustment of financial derivatives to market value	265	(20,648)	13,089	(13,310)	(12,675)
Gain on sale of assets	122	-	(27,687)	-	(24,721)
Result in associate	(17,958)	(18,889)	(36,240)	(39,379)	(75,629)
Stock based compensation	571	265	1,029	550	1,392
Gain on re-purchase of Company Bonds	(47)	(22,601)	(47)	(22,601)	(20,600)
Other	(130)	(85)	(245)	(303)	(477)
Change in operating assets and liabilities	(64,072)	(24,116)	35,089	10,869	(1,092)
Net cash provided by operating activities	**(29,160)**	**9,319**	**103,133**	**81,847**	**125,522**
INVESTING ACTIVITIES					
Repayment of investments in finance leases	36,314	45,949	113,403	91,516	209,368
Restricted cash released/(placed)	-	53,521	-	59,290	56,002
Proceeds from sale of vessel/new buildings	12,631	-	29,298	-	163,086
Net investment in newbuildings	(8,906)	(8,139)	(69,007)	(19,006)	(71,468)
Cash received from /(Investment in) associates	18,169	18,873	33,777	30,860	68,000
Other assets / investments	-	(5)	(638)	(254)	(920)
Net cash (used in) provided by investing activities	**58,208**	**110,199**	**106,833**	**162,406**	**424,068**
FINANCING ACTIVITIES					
Proceeds from long and short term debt	(24,116)	90,000	810,200	134,500	134,500
Expenses paid in connection with securing finance	(322)	(262)	(10,930)	(429)	(752)
Repayment of long and short term debt	(24,636)	(60,904)	(963,271)	(182,331)	(446,061)
Re-purchase of Company bonds	(2,918)	(125,405)	(2,918)	(125,405)	(125,405)
Cash settlement of derivatives	-	(18,285)	(11,592)	(18,285)	(14,666)
Cash received from share issue	-	16,454	-	16,454	16,472
Cash dividends paid	(26,111)	(9,819)	(61,056)	(53,465)	(75,567)
Net cash provided by (used in) financing activities	**(78,103)**	**(108,221)**	**(239,567)**	**(228,961)**	**(511,479)**
Net (decrease) increase in cash and cash equivalents	**(49,055)**	**11,297**	**(29,601)**	**15,292**	**38,111**
Cash and cash equivalents at start of period	**103,640**	**50,070**	**84,186**	**46,075**	**46,075**
Cash and cash equivalents at end of period	**54,585**	**61,367**	**54,585**	**61,367**	**84,186**

Part of charter hire from assets classified as finance leases.

Net cash flow to/from our subsidiaries accounted for as 'Investment in associate'

10

Ship Finance International LIMITED

Investment in associates

- **Selected 2Q 2010 income statement figures**

(in thousands of $)	SFL West Polaris Limited	SFL Deepwater Ltd	Front Shadow Inc	Total
Charter revenues - finance lease	31,552	58,758	703	91,013
Revenues classified as Repayment of investment in finance leases	(18,304)	(37,438)	(463)	(56,205)
Total operating expenses	-	(17)	(3)	(20)
Interest expense	(7,825)	(8,969)	(37)	(16,831)
Other items	1	-	-	1
Net income	**5,424**	**12,334**	**200**	**17,958**

Part of charter hire from assets classified as finance leases. Not included in 'total operating revenues', but included in the cash flow statement

'Net income' included in the Company's P&L under 'Results in Associate'

- **Selected 2Q 2010 balance sheet figures**

(in thousands of $)	SFL West Polaris Limited	SFL Deepwater Ltd	Front Shadow Inc	Total
Cash and cash equivalents	1	2	904	907
Investment in finance leases	727,610	1,474,861	22,536	2,225,007
Other assets	51,604	86,795	59	138,458
Total assets	**779,215**	**1,561,658**	**23,499**	**2,364,372**
Short term and current portion of long term interest bearing debt	74,250	160,542	2,060	236,852
Other current liabilities	4,878	8,043	2,044	14,965
Long term interest bearing debt	508,333	1,017,333	13,430	1,539,096
Other long term liabilities	34,368	16,561	2,600	53,529
Stockholders equity	**157,386**	**359,179**	**3,365**	**519,930**
Total liabilities and stockholders' equity	**779,215**	**1,561,658**	**23,499**	**2,364,372**

'Stockholder's equity' included in the Company's balance sheet under 'investment in associate'

11

Ship Finance International LIMITED

Financing and capital expenditures

- **$1.9bn consolidated net interest bearing debt at quarter end**
  - Including $54.6m in available cash
  - Excluding $1.8bn of bank loans in subsidiaries accounted for as 'Investment in associate'

- **Current estimated gross capital commitments is $255m**

	2Q-4Q 2010	2011	2012	Total
Dry bulk	$88 mill.	$115 mill.	$38 mill.	$241 mill.
Container	$14 mill.	-	-	$14 mill.
Gross investment	**$102 mill.**	**$115 mill.**	**$38 mill.**	**$255 mill.**

- **The capital commitments relate to eleven new vessels**
  - Three 57,000dwt Supramax dry bulk carriers with expected delivery in 4Q 2010 and 1Q 2011
  - Seven Handysize dry bulk carriers with expected delivery in 2011 and 2012
  - One 1,700teu container vessel with expected delivery 4Q 2010

- **All yard installments have been funded from our available cash**
  - Paid $69 million of yard installments as of June 30
  - Expect to secure financing in due course

12

Contracted cash flow (EBITDA)(1)

$ in millions
800
700
600
500
400
300
200
100
0
2010(3)
2011
2012
2013
2014
Others
Frontline
Seadrill

- Seadrill charters:
  - 100% Seadrill Ltd. guarantee
  - All ultra-deepwater units are sub-chartered to major oil companies
  - Frontloaded charter rate and loan repayment
- Frontline charters:
  - 100% Frontline Ltd. guarantee(2)
  - Profit split agreement has generated average ~$80m incremental cash flow per year
  - $62m cash deposits as security for charter payments(2)

(1) As of June 30, 2010 assuming certain call options are not exercised. Excluding future profit share.
(2) Following restructuring of agreements in 1Q 2010 and excluding five non-double hull vessels
(3) 1H 2010 actual numbers including accumulated profit share. 2H 2010 based on Management's estimates excluding profit share

13

Ship Finance International Limited

26 quarters with profit share

- **Capturing incremental cash flow in strong markets**
  - 20 % profit share of tankers/OBO earnings[(1)] in excess of base charter rates
  - More than $500 million in aggregate profit share[(2)] from 2004
  - Quarterly average of $19.3m or $0.24 per share

Profit Share - accrued

VLCC $/day
150 000
125 000
100 000
75 000
50 000
25 000
0
20 20 22 53 34 17 8 30 30 14 20 15 15 16 5 16 34 33 29 16 14 8 5 6 11 11
1Q 04 2Q 04 3Q 04 4Q 04 1Q 05 2Q 05 3Q 05 4Q 05 1Q 06 2Q 06 3Q 06 4Q 06 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 3Q 08 4Q 08 1Q 09 2Q 09 3Q 09 4Q 09 1Q 10 2Q 10
Accrued ($ mill.)
VLCC avg.earnings(3) (Clarksons)

(1) Relating to most vessels on charter to Frontline
(2) The profit share is paid on an annual basis. Pro-forma accumulated profit share per quarter based on management estimate.
(3) Adjusted 1 month to compensate for estimated time between fixing and loading.

14

Summary

- **Increased quarterly cash dividend of $0.35/share**
  - 8.1% dividend yield[(1)]
  - Second dividend increase in 2010
- **Reported quarterly net income of $43.6m ($0.55/share)**
  - Accrued profit share of $11.4m in 2Q 2010
  - Gross fixed charter hire of $195.7m ($2.47/share) in the quarter including accumulated profit share and associated companies
- **Increased fixed charter backlog and further diversification**
  - Acquisition of three Supramax bulk carriers
  - New long-term chartering counterpart
  - Adds to our $6.8bn ($86/share) fixed rate charter backlog

(1) Announced quarterly cash dividend, annualized / SFL share price $17.35 (August 25, 2010)

15